Exhibit 99.1

AMARC RESOURCES LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED
DECEMBER 31, 2019 and 2018

(Expressed in Canadian Dollars)

(Unaudited)

Notice to Reader

In accordance with subsection 4.3(3) of National Instrument 51-102, management of the Company advises that the Company's auditors have not performed a review of these interim financial statements.

Amarc Resources Ltd.
Condensed Consolidated Interim Statements of Financial Position
(Unaudited – Expressed in Canadian Dollars)

		December 31,	March 31,
	Note	2019	2019

ASSETS

Current assets
Cash	3	$241,187	$282,996
Amounts receivable and other assets	5	74,789	307,595
Marketable securities		20,519	35,067
		336,495	625,658
Non-current assets
Restricted cash	4	178,143	173,143

Total assets		$514,638	$798,801

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	7	$111,810	$35,965
Advanced contributions received	6	–	189,021
Balances due to related parties	10	290,765	222,933
Director's loan	8	300,000	893,800
		702,575	1,341,719

Non-current liabilities
Director's loan	8	500,089	–

Total liabilities		1,202,664	1,341,719

Shareholders' equity
Share capital	9	64,041,556	64,041,556
Reserves	9	5,609,406	5,105,082
Accumulated deficit		(70,338,988)	(69,689,556)
		(688,026)	(542,918)

Total liabilities and shareholders' equity		$514,638	$798,801

Nature of operations and going concern (note 1)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

/s/ Robert A. Dickinson	/s/ Scott D. Cousens

Robert A. Dickinson	Scott D. Cousens
Director	Director

Amarc Resources Ltd.
Condensed Consolidated Interim Statements of Loss
(Unaudited - Expressed in Canadian Dollars, except for weighted average number of common shares)

		Three months ended December 31,		Nine months ended December 31,
	Note	2019	2018	2019	2018

Expenses	10,11
Exploration and evaluation		$329,646	$1,523,922	$1,019,647	$5,197,397
Assays and analysis		38,817	92,892	90,486	341,086
Drilling		–	108,811	–	799,953
Equipment rental		–	29,902	4,350	103,425
Geological, including geophysical		137,565	283,164	510,672	1,151,129
Helicopter and fuel		–	132,337	25,064	934,726
Property acquisition and assessments costs		94,940	693,696	117,770	693,894
Site activities		36,219	120,425	146,768	942,261
Socioeconomic		18,653	45,984	109,417	142,170
Travel and accommodation		3,452	16,711	15,120	88,753

Administration		203,631	198,726	624,101	689,419
Legal, accounting and audit		20,471	379	117,096	32,612
Office and administration	11(b)	151,067	157,105	407,496	514,630
Shareholder communication		19,081	31,863	50,568	96,287
Travel and accommodation		97	4,584	10,765	18,937
Trust and regulatory		12,915	4,795	38,176	26,953

Equity-settled share-based compensation		28,423	–	28,423	–

Cost recoveries	6	(20,503)	(862,281)	(1,183,260)	(4,252,613)

		541,197	860,367	488,911	1,634,203
Other items
Finance income		(2,445)	(8,067)	(4,807)	(35,064)
Interest expense – director's loans	8	24,630	22,685	73,219	67,808
Transaction cost – director’s loans	8	17,338	33,860	96,738	94,889
Foreign exchange loss		17	430	847	916
Gain on disposition of marketable securities		–	–	–	(10,454)
Net loss		$580,737	$909,275	$654,908	$1,752,298

Basic and diluted loss per common share		$0.00	$0.01	$0.00	$0.01

Weighted average number of common
shares outstanding		170,602,894	169,921,758	170,602,894	169,163,356

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Amarc Resources Ltd.
Condensed Consolidated Interim Statements of Comprehensive Loss
(Unaudited - Expressed in Canadian Dollars)

	Three months ended December 31,		Nine months ended December 31,
	2019	2018	2019	2018

Net loss	$580,737	$909,275	$654,908	$1,752,298

Other comprehensive loss:
Items that may be reclassified subsequently to profit and loss:
Revaluation of marketable securities	–	21,196	–	11,330
Reallocation of the fair value of marketable securities upon
disposition	–	–	–	10,454

Items that will not be reclassified subsequently to profit and loss:
Revaluation of marketable securities	3,680	–	9,072	–
Total other comprehensive loss	3,680	21,196	9,072	21,784

Comprehensive loss	$584,417	$930,471	$663,980	$1,774,082

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Amarc Resources Ltd.
Condensed Consolidated Interim Statements of Changes in Deficiency
(Unaudited - Expressed in Canadian Dollars, except for share information)

		Share capital		Reserves
		Numberof shares	Amount	Share-based payments reserve	Investment revaluation reserve	Share warrants reserve	Deficit	Total

Balance at April 1, 2018		168,786,227	$63,884,056	$2,202,640	$57,459	$2,882,923	$(67,781,665)	$1,245,413
Net loss for the period		–	–	–	–	–	(1,752,298)	(1,752,298)
Other comprehensive loss for the period		–	–	–	(21,784)	–	–	(21,784)
Total comprehensive loss		–	–	–	(21,784)	–	(1,752,298)	(1,774,082)

Issuance of common shares pursuant to a property option agreement		1,666,667	300,000	–	–	–	–	300,000
Balance at December 31, 2018		170,452,894	$64,184,056	$2,202,640	$35,675	$2,882,923	$(69,533,963)	$(228,669)

Balance at April 1, 2019		170,602,894	$64,041,556	$2,202,640	$19,519	$2,882,923	$(69,689,556)	$(542,918)
Net loss for the period		–	–	–	–	–	(654,908)	(654,908)
Other comprehensive loss for the period		–	–	–	(9,072)	–	–	(9,072)
Total comprehensive loss		–	–	–	(9,072)	–	(654,908)	(663,980)

Issuance of share purchase warrants	9(c)	–	–	–	–	490,449	–	490,449
Equity-settled share-based compensation	9(b)	–	–	28,423	–	–	–	28,423
Gain on disposition of equity investments at FVTOCI		–	–	–	(5,476)	–	5,476	–
Balance at December 31, 2019		170,602,894	$64,041,556	$2,231,063	$4,971	$3,373,372	$(70,338,988)	$(688,026)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Amarc Resources Ltd. –
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited - Expressed in Canadian Dollars)

		Nine months ended December 31,
	Note	2019	2018

Operating activities
Loss for the period		$(654,908)	$(1,752,298)
Adjustments for:
Finance income		(4,807)	(35,064)
Interest expense – director's loans	8	73,219	67,808
Transaction cost – director’s loans	8	96,738	94,889
Non-cash property payments		–	300,000
Equity-settled share-based compensation		28,423	–
Gain on disposition of marketable securities		–	(10,454)

Changes in working capital items
Amounts receivable and other assets		232,806	34,068
Restricted cash		(5,000)	–
Accounts payable and accrued liabilities		28,530	(259,476)
Advanced contributions received	6	(189,021)	(1,102,714)
Balances due to related parties		67,832	(50,315)
Net cash provided by (used in) operating activities		(326,188)	(2,713,556)

Investing activities
Proceeds from disposition of marketable securities		5,476	10,454
Interest received		4,807	35,064
Net cash provided by investing activities		10,283	45,518

Financing activities
Proceeds from director's loan	8	675,000	–
Repayment of director's loans	8	(375,000)	–
Interest paid on director's loans	8	(25,904)	(67,808)
Net cash used in financing activities		274,096	(67,808)

Net increase (decrease) in cash		(41,809)	(2,735,846)
Cash, beginning balance		282,996	3,308,469
Cash, ending balance	3	$241,187	$572,623

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Amarc Resources Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended December 31, 2019 and 2018
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

1.
NATURE OF OPERATIONS AND GOING CONCERN

Amarc Resources Ltd. (“Amarc” or the “Company”) is a company incorporated under the laws of the Province of British Columbia (“BC”). Its principal business activity is the acquisition and exploration of mineral properties. The Company’s mineral property interests are located in BC. The address of the Company’s corporate office is 15th Floor, 1040 West Georgia Street, Vancouver, BC, Canada V6E 4H1.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain economically recoverable mineral reserves. The Company’s continuing operations are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to continue the exploration and development of its mineral property interests and to obtain the permits necessary to mine, and the future profitable production from its mineral property interest or proceeds from the disposition of its mineral property interests.

These condensed consolidated interim financial statements as at and for the three and nine months ended December 31, 2019 (the “Financial Statements”) have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future. As at December 31, 2019, the Company had cash of $241,187, a working capital deficiency, and a shareholders’ deficiency.

The Company will need to seek additional financing to meet its exploration and development objectives. The Company has a reasonable expectation that additional funds will be available when necessary to meet ongoing exploration and development costs. However, there can be no assurance that the Company will continue to be able to obtain additional financial resources or will achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to re-evaluate its planned expenditures until additional funding can be raised through financing activities. These factors indicate the existence of a material uncertainty that casts significant doubt about the Company’s ability to continue as a going concern.

These Financial Statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

Amarc Resources Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended December 31, 2019 and 2018
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

2.
SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these Financial Statements are described below. These policies have been consistently applied for all years presented, unless otherwise stated.

(a)
Statement of compliance

These Financial Statements have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”) and the interpretations by the IFRS Interpretation Committee (“IFRIC”). These Financial Statements do not include all of the information and footnotes required by International Financial Reporting Standards (“IFRS”) for complete financial statements for year-end reporting purposes. These Financial Statements should be read in conjunction with the Company’s consolidated financial statements as at and for the year ended March 31, 2019. Results for the reporting period ended December 31, 2019 are not necessarily indicative of future results. The accounting policies and methods of computation applied by the Company in these Financial Statements are the same as those applied by the Company in its more recent annual financial statements, which are filed under the Company’s provide on SEDAR at www.sedar.com.

The Audit Committee of the Company’s Board of Directors authorized these Financial Statements for issuance on February 25, 2020.

(b)
Basis of presentation and consolidation

These Financial Statements have been prepared on a historical cost basis, except for certain financial instruments classified as fair value through other comprehensive income, which are reported at fair value. In addition, these Financial Statements have been prepared using the accrual basis of accounting, except for cash flow information.

These Financial Statements include the financial statements of the Company and its wholly-owned subsidiary, 1130346 B.C. Ltd. (the “Subco”), incorporated under the laws of BC. The Subco was incorporated for the purposes of entering into an option agreement (note 6(b)). As at December 31, 2019 and 2018, the Subco did not have any assets, liabilities, income or expenses. Intercompany balances and transactions are eliminated in full on consolidation.

Certain comparative amounts have been reclassified to conform to the presentation adopted in the current period.

(c)
Significant accounting estimates and judgements

The critical estimates and judgements applied in the preparation of these Financial Statements are consistent with those applied in the Company’s audited consolidated financial statements as at and for the year ended March 31, 2019.

Amarc Resources Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended December 31, 2019 and 2018
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

(d)
Operating segments

The Company operates as a single reportable segment—the acquisition, exploration and development of mineral properties. All assets are held in Canada.

(e)
Accounting standards, interpretations and amendments to existing standards

The Company has adopted the following new or revised IFRS accounting standards effective for annual periods beginning on or after January 1, 2019:

●
IFRS 16, Leases

●
IFRIC 23, Uncertainty over Income Tax Treatments

These new standards do not have a material impact on the Company’s financial statements.

3.
CASH

The Company’s cash is invested in business and savings accounts, which are available on demand by the Company.

4.
RESTRICTED CASH

Restricted cash represents amounts held in support of exploration permits. The amounts are refundable subject to the consent of regulatory authorities upon completion of any required reclamation work on the related projects.

5.
AMOUNTS RECEIVABLE AND OTHER ASSETS

	December 31, 2019	March 31, 2019
Sales tax refundable	$19,593	$7,304
Contributions receivable (note 6(a) and 6(b))	–	300,291
Prepaid insurance	55,196	–
Total	$74,789	$307,595

Amarc Resources Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended December 31, 2019 and 2018
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

6.
EXPLORATION AND EVALUATION EXPENSES AND COST RECOVERIES

Below is a summary of the Company’s major exploration projects on the basis of where the Company is currently incurring the majority of its exploration work.

(a)
IKE Project

The IKE Project is located in south-central BC and is comprised of the IKE, Granite, Galore and Juno Properties. In July 2017, the Company announced that it had entered into a Mineral Property Farm-In Agreement (the “IKE Agreement”) with Hudbay Minerals Inc. (“Hudbay”) pursuant to which Hudbay may acquire, through a staged investment process, up to a 60% ownership interest in the IKE Project.

The Company initially records the amounts of contributions received or receivable from Hudbay pursuant to the IKE Agreement as a liability (advanced contributions received) in the Consolidated Statements of Financial Position, and subsequently recognizes amounts as cost recoveries in the Consolidated Statements of Loss as the Company incurs related expenditures.

In January 2019, the Company announced that Hudbay had relinquished its option to earn an interest in the IKE Project. As a result of the termination, the Company maintains a 100% interest in the IKE Project.

The IKE Property claims carry a Net Smelter Return (“NSR”) royalty obligation of 1%, subject to a $2 million cap and with the Company able to purchase the royalty at any time by payment of the same amount. These claims carry an additional NSR royalty of 2%, subject to the Company retaining the right to purchase up to the entire royalty amount by the payment of up to $4 million. The Company has also agreed to make annual advance royalty payments of $50,000 to the holders of the 2% NSR royalty interest and, upon completion of a positive feasibility study, to issue to these same parties 500,000 common shares.

The Granite Property claims are subject to a 2% NSR royalty which can be purchased for $2 million. In addition there is an underlying 2.5% NSR royalty on certain mineral claims within the Granite Property, which can be purchased at any time for $1.5 million less any amount of royalty already paid.

The entire project is subject to a 1% Conversion NSR royalty from mine production capped at a total of $5 million.

(b)
JOY Project

The JOY Project, located in north-central BC, comprises the JOY and PINE Properties, and also the “Staked Claims” acquired directly by the Company. In November 2016, the Company entered into a purchase agreement with a private company wholly-owned by one of its directors (note 10(c)) to purchase 100% of the JOY Property for the reimbursement of the vendor’s direct acquisition costs of $335,299. The property is subject to an underlying NSR royalty held by a former owner which is capped at $3.5 million.

Amarc Resources Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended December 31, 2019 and 2018
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

In August 2017, the Company announced that it had entered into a Mineral Property Farm-In Agreement (the “JOY Agreement”) with Hudbay pursuant to which Hudbay may acquire, through a staged investment process, up to 60% ownership in the JOY Property. This was later amended to include the PINE Property and Staked Claims, collectively the JOY Project.

The Company initially records the amounts of contributions received or receivable from Hudbay pursuant to the JOY Agreement as a liability (advanced contributions received) in the Consolidated Statements of Financial Position, and subsequently reallocates amounts to cost recoveries in the Consolidated Statements of Loss as the Company incurs related expenditures.

In January 2019, the Company announced that Hudbay had relinquished its option to earn an interest in the JOY Project. As a result of the termination, the Company maintains a 100% interest in the JOY Project.

In addition, the Company concluded agreements with each of Gold Fields Toodoggone Exploration Corporation (“GFTEC”) and Cascadero Copper Corporation (“Cascadero”) in mid-2017 pursuant to which the Company can purchase 100% of the PINE Property.

In October 2018 Amarc acquired a 100% interest in Cascadero’s 49% interest in the PINE Property by completing total cash payments of $1,000,000 and issuing 5,277,778 common shares.

In December 2019 the Company amended the GFTEC Agreement to purchase GFTEC’s 51% interest in the PINE property. Under the terms of the amendment Amarc will purchase outright GFTEC’s 51% interest in the 323 km2 Property by issuing to GFTEC 5,000,000 common shares of the Company. The issuance of a further 2,000,000 common shares of the Company to GFTEC is only contingent on certain expenditures levels being attained in the future, however, there is no obligation to complete any additional work. As such Amarc now holds a 100% interest in the PINE mineral claims, having completed the purchase of Cascadero Copper Corporation’s 49% interest in the PINE Property last year.

The PINE Property is subject to a 3% underlying NSR royalty payable to a former owner. The Company has reached an agreement with the former owner to cap the 3% NSR royalty at $5 million payable from production for consideration totaling $100,000 and 300,000 common shares payable in stages through to January 31, 2019 (completed). In the current year, the Company made cash payments of $50,000 (2018 – $50,000) and issued 50,000 common shares (2018 – 50,000 common shares) to the former owner.

GFTEC will retain a 2.5% net profits interest (“NPI”) royalty on mineral claims comprising about 96% of the PINE Property which are subject to a net smelter return royalty payable to a former owner (“Underlying NSR”) and a 1% NSR royalty on the balance of the claims that are not subject to the Underlying NSR royalty. The NPI royalty can be reduced to 1.25% at any time through the payment to GFTEC of $2.5 million in cash or shares. The NSR royalty can be reduced to 0.50% through the payment to GFTEC of $2.5 million in cash or shares.

Amarc Resources Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended December 31, 2019 and 2018
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

(c)
DUKE Project

The DUKE Project is located in central BC. In November 2016, the Company entered into a purchase agreement with a private company wholly-owned by one of its directors (note 10(c)) to purchase a 100% interest in the DUKE Project for the reimbursement of the vendor’s direct acquisition costs of $168,996.

7.
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2019	March 31,2019
Accounts payable	$111,810	$35,965
Total	$111,810	$35,965

8.
DIRECTOR’S LOANS

	Nine months ended December 31, 2019	Year ended March 31, 2019
Opening balance	$893,800	$763,544
Principal advances	675,000	–
Principal repayments	(375,000)	–
Transaction costs	(490,449)	–
Amortization of transaction costs	96,738	130,256
Closing balance	$800,089	$893,800

	December 31, 2019	March 31,2019
Current portion	$300,000	$893,800
Non-current portion	500,089	–
Total	$800,089	$893,800

Amarc Resources Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended December 31, 2019 and 2018
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

Finance expenses	Three months ended December 31,		Nine months ended December 31,
	2019	2018	2019	2018
Interest on director’s loan	$24,630	$22,685	$73,219	$67,808
Amortization of transaction costs	17,338	33,860	96,738	94,889
Total	$41,968	$56,545	$169,957	$162,697

(a)
2019 loan

In December 2019, the Company entered into a loan extension and amendment agreement (the “Loan”) with a director and significant shareholder of the Company (the “Lender”), pursuant to which a previous loan agreement with a maturity date of November 26, 2019 was extended for five years or earlier pending the achievement of certain financing milestones. The Loan has a principal sum of $1,000,000, is unsecured and bears interest at a rate of 10% per annum.

Pursuant to the Loan, the Company issued to the Lender a loan bonus comprising of 16,000,000 common share purchase warrants (the “Warrants”) with an expiry of five years and an exercise price of $0.05 per share (note 9(c)(ii)).

(b)
2019 bridge loans

In July 2019 and August 2019, the Company entered into certain loan agreements (collective the “Bridge Loans”) with a director of the Company and a private company wholly-owned by a director of the Company (collectively the “Bridge Lenders”), pursuant to which the Bridge Lenders advanced to the Company an aggregate principal sum of $375,000 with a 1-year term and bearing interest at 10% per annum. The Bridge Loans were fully repaid in September 2019.

In December 2019, the Company entered into a loan agreement (the “Second Bridge Loan”) with a director of the Company (the “Second Bridge Lender”), pursuant to which the Second Bridge Lender advanced to the Company a principal sum of $300,000 with a 6-month term and bearing interest at a rate of 10% per annum.

Advances have been measured as financial liabilities at their (cash) transaction values, with the unamortized balance of directly applicable transaction costs, comprised of the fair values of the loan bonus warrants granted, representing a partially offsetting asset balance. Such transaction costs are being expensed pro-rata over the term of the debt, with the effect on the balance sheet presentation being that the aggregate debt is accreted towards its face value.

Amarc Resources Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended December 31, 2019 and 2018
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

9.
SHARE CAPITAL AND RESERVES

(a)
Authorized and outstanding share capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value (“Common Shares”) and an unlimited number of preferred shares. All issued Common Shares are fully paid. No preferred shares have been issued.

As at December 31, 2019, there were 170,602,894 Common Shares issued and outstanding (December 31, 2018 – 170,452,894).

(b)
Share purchase options

The following summarizes changes in the Company’s share purchase options (the “Options”):

Continuity of Options	Nine months ended December 31, 2019		Nine months ended December 31, 2018
	Number of Options	Weighted average exercise price	Number of Options	Weighted average exercise price
Outstanding – Beginning balance	–	–	–	–
Granted	2,000,000	$0.05	–	–
Expired	–	–	–	–
Outstanding – Ending balance	2,000,000	$0.05	–	–

Awards vest in several tranches ranging from 6 months to 18 months.

During the three and nine months ended December 31, 2019, the Company recognized share-based compensation expense of $28,423 (2018 – nil) and $28,423 (2018 – nil), respectively, related to the Options.

The following summarizes information on the Options outstanding and exercisable as at December 31, 2019:

	Options outstanding		Options exercisable
Exercise price	Number of Options	Weighted average remaining contractual life (years)	Number of Options	Weighted average remaining contractual life (years)
$ 0.05	2,000,000	4.76	500,000	4.76
Total	2,000,000	4.76	500,000	4.76

Amarc Resources Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended December 31, 2019 and 2018
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

(c)
Share purchase warrants

The following common share purchase warrants were outstanding at December 31, 2019 and March 31, 2019:

	Exercise price	December 31, 2019	March 31,2019
Issued pursuant to a loan agreement (note 9(c)(i))	$0.08	–	5,000,000
Issued pursuant to the Loan (note 9(c)(ii))	$0.05	16,000,000	–
Total		16,000,000	5,000,000

(i)
2016 loan bonus warrants

In November 2016, 10,000,000 share purchase warrants were issued pursuant to a loan agreement. The fair value of these warrants at issue was determined to be $607,406 at $0.06 per warrant using the Black-Scholes pricing model and based on the following assumptions: risk-free rate of 0.79%; expected volatility of 135%; underlying market price of $0.08; strike price of $0.08; expiry term of 3 years; and, dividend yield of nil.

In September 2017, 5,000,000 of these warrants were exercised. The remainder of these warrants expired in November 2019.

(ii)
2019 loan bonus warrants

In December 2019, 16,000,000 share purchase warrants were issued pursuant to the Loan (note 8(a)). The fair value of these warrants at issue was determined to be $490,449 at $0.03 per warrant using the Black-Scholes pricing model and based on the following assumptions: risk-free rate of 1.57%; expected volatility of 144%; underlying market price of $0.035; strike price of $0.05; expiry term of 5 years; and, dividend yield of nil.

10.
RELATED PARTY TRANSACTIONS

Balances due to related parties	December 31, 2019	March 31,2019
Hunter Dickinson Services Inc.	$285,744	$214,179
United Mineral Services Ltd.	5,021	8,754
Total	$290,765	$222,933

Amarc Resources Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended December 31, 2019 and 2018
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

(a)
Transactions with key management personnel

Key management personnel (“KMP”) are those persons that have the authority and responsibility for planning, directing, and controlling the activities of the Company, directly and indirectly, and by definition include all the directors of the Company.

Note 8 includes the details of loans with a director of the Company and a private company wholly-owned by a director of the Company. Note 6(b) and 6(c) includes the details of the acquisition of mineral property interests from a private company wholly-owned by a director of the Company.

During the three and nine months ended December 31, 2019 and 2018, the Company’s President, Chief Executive Officer and Director; Chief Financial Officer; and Corporate Secretary provided services to the Company under a service agreement with Hunter Dickinson Services Inc. (“HDSI”) (note 10(b)). There were no other transactions with KMP during the three and nine months ended December 31, 2019 and 2018.

(b)
Hunter Dickinson Services Inc.

Hunter Dickinson Inc. (“HDI”) and its wholly-owned subsidiary HDSI are private companies established by a group of mining professionals. HDSI provides services under contracts for a number of mineral exploration and development companies, and also to companies that are outside of the mining and mineral development space. Amarc acquires services from a number of related and arms-length contractors, and it is at Amarc’s discretion that HDSI provides certain contract services.

The Company has one director in common with HDSI, namely Robert Dickinson. Also, the Company’s Chief Executive Officer, President and Director, Chief Financial Officer, and Corporate Secretary are employees of HDSI and work for the Company under an employee secondment arrangement between the Company and HDSI.

Pursuant to an agreement dated July 2, 2010, HDSI provides certain cost effective technical, geological, corporate communications, regulatory compliance, and administrative and management services to the Company, on a non-exclusive basis as needed and as requested by the Company. As a result of this relationship, the Company has ready access to a range of diverse and specialized expertise on a regular basis, without having to engage or hire full-time employees or experts. The Company benefits from the economies of scale created by HDSI which itself serves several clients both within and external to the exploration and mining sector.

The Company is not obligated to acquire any minimum amount of services from HDSI. The monetary amount of the services received from HDSI in a given period of time is a function of annually set and agreed charge-out rates for and the time spent by each HDSI employee engaged by the Company.

HDSI also incurs third-party costs on behalf of the Company. Such third party costs include, for example, directors and officers insurance, travel, conferences, and communication services. Third-party costs are billed at cost, without markup.

Amarc Resources Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended December 31, 2019 and 2018
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

There are no ongoing contractual or other commitments resulting from the Company's transactions with HDSI, other than the payment for services already rendered and billed. The agreement may be terminated upon 60 days' notice by either the Company or HDSI.

The following is a summary of transactions with HDSI that occurred during the reporting period:

Transactions with HDSI	Three months ended December 31,		Nine months ended December 31,
(rounded to the nearest thousand CAD)	2019	2018	2019	2018
Services received from HDSI and as requested by the Company	$309,000	$416,000	$941,000	$1,248,000
Information technology – infrastructure and support services	15,000	15,000	45,000	45,000
Reimbursement, at cost, of third-party expenses incurred by HDSI on behalf of the Company	5,000	48,000	59,000	107,000
Total	$329,000	$479,000	$1,045,000	$1,400,000

(c)
United Mineral Services Ltd.

United Mineral Services Ltd. (“UMS”) is a private company wholly-owned by one of the directors of the Company. UMS is engaged in the acquisition and exploration of mineral property interests.

During the year ended March 31, 2017, the Company acquired from UMS a 100% interest in two mineral property interests, namely JOY (note 6(b)) and DUKE (note 6(c)), for aggregate direct acquisition costs of $504,295.

The following is a summary of transactions with UMS that occurred during the reporting period:

Transactions with UMS	Three months ended December 31,		Nine months ended December 31,
(rounded to the nearest thousand CAD)	2019	2018	2019	2018
Services received from UMS and as requested by the Company	$–	$15,000	$9,000	$23,000
Reimbursement, at cost, of third-party expenses incurred by UMS on behalf of the Company	–	–	–	19,000
Total	$–	$15,000	$9,000	$42,000

Amarc Resources Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended December 31, 2019 and 2018
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

11.
SUPPLEMENTARY INFORMATION TO THE CONSOLIDATED STATEMENTS OF LOSS

(a)
Employees’ salaries and benefits

The employees’ salaries and benefits included in exploration and evaluation expenses and administration expenses are as follows:

Employees’ salaries and benefits	Three months ended December 31,		Nine months ended December 31,
(rounded to the nearest thousand CAD)	2019	2018	2019	2018
Salaries and benefits included in the following:
Exploration and evaluation expenses	$193,000	$330,000	$626,000	$1,104,000
Administration expenses 1	123,000	133,000	347,000	413,000
Total	$316,000	$463,000	$973,000	$1,517,000

1
This amount includes salaries and benefits included in office and administration expenses (note 11(b)) as well as other salaries and benefits expenses classified as administration expenses.

(b)
Office and administration expenses

Office and administration expenses include the following:

Office and administration expenses	Three months ended December 31,		Nine months ended December 31,
(rounded to the nearest thousand CAD)	2019	2018	2019	2018
Salaries and benefits	$113,000	$138,000	$318,000	$379,000
Insurance	20,000	–	34,000	74,000
Data processing and retention	15,000	15,000	45,000	45,000
Other office expenses	3,000	5,000	10,000	17,000
Total	$151,000	$158,000	$407,000	$515,000

12.
EVENTS AFTER THE REPORTING PERIOD

In December 2019, the Company announced that it had amended its option agreement with GFTEC to purchase GFTEC’s 51% interest in the PINE Property (the “Transaction”). The Company will now hold a 100% interest in the PINE mineral claims having completed the purchase of Cascadero’s 49% interest in the PINE Property in the prior year (note 6(b)). After the end of the reporting period, the Company concluded the Transaction by issuing 5,000,000 Common Shares to GFTEC.